UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 21, 2020	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Senior Vice President – Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 20, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about Unaudited Financial Results of the Bank for the quarter ended June 30,2020.

Exhibit I

July 20, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re: Unaudited Financial Results of the Bank for the quarter ended June 30, 2020

We enclose herewith the Unaudited Standalone and Consolidated Financial Results of the Bank for the first quarter ended June 30, 2020, segment reporting, Press Release and the report of the Statutory Auditors in this regard. The results were duly approved by the Board of Directors at its meeting held on July 18, 2020.

Kindly take the same on your records.

Thanking you,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President – Legal & Company Secretary

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2020

					(₹ in lacs)
		Quarter ended			Year ended 31.03.2020
		30.06.2020	31.03.2020	30.06.2019
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3037797	2988506	2739159	11481265
	a) Interest / discount on advances / bills	2403737	2404458	2180469	9178788
	b) Income on Investments	559764	509070	524779	2063332
	c) Interest on balances with Reserve Bank of India and other inter bank funds	62648	62902	17520	182893
	d) Others	11648	12076	16391	56252
2	Other Income	407531	603257	497025	2326082
3	Total Income (1)+(2)	3445328	3591763	3236184	13807347
4	Interest Expended	1471255	1468100	1409734	5862640
5	Operating Expenses (i)+(ii)	691146	827781	711726	3069752
	i) Employees cost	251344	249826	221738	952567
	ii) Other operating expenses	439802	577955	489988	2117185
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2162401	2295881	2121460	8932392
7	Operating Profit before Provisions and Contingencies (3)-(6)	1282927	1295882	1114724	4874955
8	Provisions (other than tax) and Contingencies	389152	378449	261366	1214239
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	893775	917433	853358	3660716
11	Tax Expense	227913	224664	296542	1034984
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	665862	692769	556816	2625732
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	665862	692769	556816	2625732
15	Paid up equity share capital (Face Value of ₹ 1/- each)	54903	54833	54656	54833
16	Reserves excluding revaluation reserves				17043769
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	18.9%	18.5%	16.9%	18.5%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.1	12.6	10.2	48.0
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.1	12.6	10.1	47.7
	(iv) NPA Ratios
	(a) Gross NPAs	1377346	1264997	1176895	1264997
	(b) Net NPAs	327996	354236	356718	354236
	(c) % of Gross NPAs to Gross Advances	1.36%	1.26%	1.40%	1.26%
	(d) % of Net NPAs to Net Advances	0.33%	0.36%	0.43%	0.36%
	(v) Return on assets (average) - not annualized	0.44%	0.49%	0.46%	2.01%

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

					(₹ in lacs)
		Quarter ended			Year ended 31.03.2020
		30.06.2020	31.03.2020	30.06.2019
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	800126	690738	629192	2655844
b)	Retail Banking	2710162	2821059	2492929	10799994
c)	Wholesale Banking	1418359	1527601	1505961	6113445
d)	Other Banking Operations	389683	504799	442965	1903341
e)	Unallocated	—	153	66	219
	Total	5318330	5544350	5071113	21472843
	Less: Inter Segment Revenue	1873002	1952587	1834929	7665496

	Income from Operations	3445328	3591763	3236184	13807347

2	Segment Results
a)	Treasury	250517	108230	78153	346277
b)	Retail Banking	222005	266747	306714	1294246
c)	Wholesale Banking	364445	381348	332143	1412109
d)	Other Banking Operations	97376	202533	179647	778463
e)	Unallocated	(40568)	(41425)	(43299)	(170379)

	Total Profit Before Tax	893775	917433	853358	3660716

3	Segment Assets
a)	Treasury	46153925	45724091	35599098	45724091
b)	Retail Banking	46899518	48427074	44127240	48427074
c)	Wholesale Banking	54979292	52056701	40735586	52056701
d)	Other Banking Operations	5664473	6050057	5405812	6050057
e)	Unallocated	813123	793204	657549	793204

	Total	154510331	153051127	126525285	153051127

4	Segment Liabilities
a)	Treasury	7798899	10201209	4383589	10201209
b)	Retail Banking	96820706	90725810	76191655	90725810
c)	Wholesale Banking	29166649	31762887	27439197	31762887
d)	Other Banking Operations	523185	503243	542429	503243
e)	Unallocated	2405425	2759376	2404606	2759376

	Total	136714864	135952525	110961476	135952525

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	38355026	35522882	31215509	35522882
b)	Retail Banking	(49921188)	(42298736)	(32064415)	(42298736)
c)	Wholesale Banking	25812643	20293814	13296389	20293814
d)	Other Banking Operations	5141288	5546814	4863383	5546814
e)	Unallocated	(1592302)	(1966172)	(1747057)	(1966172)

	Total	17795467	17098602	15563809	17098602

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Statement of Assets and Liabilities as at June 30, 2020 is given below:

			(₹ in lacs)
Particulars	As at 30.06.2020	As at 30.06.2019	As at 31.03.2020
CAPITAL AND LIABILITIES	Unaudited	Unaudited	Audited
Capital	54903	54656	54833
Reserves and Surplus	17740564	15509153	17043769
Deposits	118938729	95455371	114750231
Borrowings	11638900	10089412	14462854
Other Liabilities and Provisions	6137235	5416693	6739440

Total	154510331	126525285	153051127

ASSETS
Cash and Balances with Reserve Bank of India	9662537	5771133	7220512
Balances with Banks and Money at Call and Short notice	1301793	2645660	1441360
Investments	37935041	30039690	39182666
Advances	100329886	82972981	99370288
Fixed Assets	446411	402627	443191
Other Assets	4834663	4693194	5393110

Total	154510331	126525285	153051127

2

The above financial results have been approved by the Board of Directors at its meeting held on July 18, 2020. The financial results for the quarter ended June 30, 2020 have been subjected to a “Limited Review” by the statutory auditors of the Bank. The report thereon is unmodified.

3

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2020.

4

The figures for the quarter ended March 31, 2020 are the balancing figures between audited figures in respect of the financial year 2019-20 and the published year to date figures upto December 31, 2019.

5	During the quarter ended June 30, 2020, the Bank allotted 69,92,100 shares pursuant to the exercise of options under the approved employee stock option schemes.

6

Other income relates to income (including commission) from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

7

The SARS-CoV-2 virus responsible for COVID-19 continues to spread across the globe and India. On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. On March 24, 2020, the Indian government announced a strict 21-day lockdown which was further extended until May 31, 2020 across the country to contain the spread of the virus. On May 30, 2020 the Government announced a phased reopening of certain activities outside specified containment zones, while the lockdown was extended to June 30, 2020 in such containment zones. Some of the states further extended the lockdown to July 31, 2020.

The impact of COVID-19, including changes in customer behavior and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity, which may persist even after the restrictions related to the COVID-19 outbreak are lifted. The continued slowdown in economic activity has led to a decrease in loan originations, the sale of third party products, the use of credit and debit cards by customers, the efficiency in collection efforts and waiver of certain fees. The continued slowdown may lead to a rise in the number of customer defaults and consequently an increase in provisions there against.

The extent to which the COVID-19 pandemic will continue to impact the Bank’s results will depend on future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

In accordance with the RBI guidelines relating to COVID-19 Regulatory Package guidelines dated March 27, 2020 and April 17, 2020 the Bank has granted a moratorium of three months on the payment of all installments and / or interest, as applicable, due between March 1, 2020 and May 31, 2020 to all eligible borrowers classified as standard, even if overdue, as on February 29, 2020. In line with the additional Regulatory Package guidelines dated May 23, 2020, the Bank granted a second three-month moratorium on installments or interest, as applicable, due between June 1, 2020 and August 31, 2020. For all such accounts where the moratorium is granted, the asset classification shall remain stand still during the moratorium period (i.e. the number of days past-due shall exclude the moratorium period for the purposes of determining whether an asset is non-performing).

The Bank holds provisions as at June 30, 2020 against the potential impact of COVID-19 based on the information available at this point in time. The provisions held by the Bank are in excess of the RBI prescribed norms.

8	Other operating expenses include commission paid to sales agents of ₹ 376.48 crore (previous period: ₹ 719.83 crore) for the quarter ended June 30, 2020.
9	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.
10	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : July 18, 2020	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2020

		(₹ in lacs)

	Particulars	Quarter ended			Year ended 31.03.2020
		30.06.2020	31.03.2020	30.06.2019
		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	3235161	3179505	2917645	12218930
	a) Interest / discount on advances / bills	2597800	2591924	2356050	9907963
	b) Income on Investments	559941	507557	525042	2057273
	c) Interest on balances with Reserve Bank of India and other inter bank funds	64158	64128	18319	186877
	d) Others	13262	15896	18234	66817
2	Other Income	434698	649212	514800	2487898
3	Total Income (1)+(2)	3669859	3828717	3432445	14706828
4	Interest Expended	1560849	1552857	1497715	6213743
5	Operating Expenses (i)+(ii)	740608	886024	759813	3303605
	i) Employees cost	330100	337684	301745	1292013
	ii) Other operating expenses	410508	548340	458068	2011592
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	2301457	2438881	2257528	9517348
7	Operating Profit before Provisions and Contingencies (3)-(6)	1368402	1389836	1174917	5189480
8	Provisions (Other than tax) and Contingencies	434451	421650	291434	1369994
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	933951	968186	883483	3819486
11	Tax Expense	239863	238515	314403	1089859
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	694088	729671	569080	2729627
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	694088	729671	569080	2729627
15	Less: Share of Profit / (Loss) of minority shareholders	1364	1649	1474	4231
16	Consolidated Net Profit / (Loss) for the period (14)-(15)	692724	728022	567606	2725396
17	Paid up equity share capital (Face Value of ₹ 1/- each)	54903	54833	54656	54833
18	Reserves excluding revaluation reserves				17581038
19	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	12.6	13.3	10.4	49.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	12.6	13.2	10.3	49.5

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

					(₹ in lacs)

		Quarter ended			Year ended 31.03.2020
		30.06.2020	31.03.2020	30.06.2019
Particulars		Unaudited	Audited (Refer note 4)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	800126	690738	629192	2655844
b)	Retail Banking	2710162	2821059	2492929	10799994
c)	Wholesale Banking	1418359	1527601	1505961	6113445
d)	Other Banking Operations	614214	741753	639226	2802822
e)	Unallocated	—	153	66	219
	Total	5542861	5781304	5267374	22372324
	Less: Inter Segment Revenue	1873002	1952587	1834929	7665496

	Income from Operations	3669859	3828717	3432445	14706828

2	Segment Results
a)	Treasury	250517	108230	78153	346277
b)	Retail Banking	222005	266747	306714	1294246
c)	Wholesale Banking	364445	381348	332143	1412109
d)	Other Banking Operations	137552	253286	209772	937233
e)	Unallocated	(40568)	(41425)	(43299)	(170379)

	Total Profit Before Tax and Minority Interest	933951	968186	883483	3819486

3	Segment Assets
a)	Treasury	46153925	45724091	35599098	45724091
b)	Retail Banking	46899518	48427074	44127240	48427074
c)	Wholesale Banking	54979292	52056701	40735586	52056701
d)	Other Banking Operations	10779377	11081971	10385483	11081971
e)	Unallocated	813123	793204	657548	793204

	Total	159625235	158083041	131504955	158083041

4	Segment Liabilities
a)	Treasury	7798899	10201209	4383589	10201209
b)	Retail Banking	96820706	90725810	76191655	90725810
c)	Wholesale Banking	29166649	31762887	27439197	31762887
d)	Other Banking Operations	5014782	4940224	5018454	4940224
e)	Unallocated	2405425	2759376	2404605	2759376

	Total	141206461	140389506	115437500	140389506

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	38355026	35522882	31215509	35522882
b)	Retail Banking	(49921188)	(42298736)	(32064415)	(42298736)
c)	Wholesale Banking	25812643	20293814	13296389	20293814
d)	Other Banking Operations	5764595	6141747	5367029	6141747
e)	Unallocated	(1592302)	(1966172)	(1747057)	(1966172)

	Total	18418774	17693535	16067455	17693535

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI.

Notes :

1	Consolidated Statement of Assets and Liabilities as at June 30, 2020 is given below:

			(₹ in lacs)

Particulars	As at 30.06.2020	As at 30.06.2019	As at 31.03.2020
CAPITAL AND LIABILITIES	Unaudited	Unaudited	Audited
Capital	54903	54656	54833
Reserves and Surplus	18304694	15961900	17581038
Minority Interest	59177	50899	57664
Deposits	118727997	95377430	114620714
Borrowings	15968123	14367983	18683431
Other Liabilities and Provisions	6510341	5692087	7085361

Total	159625235	131504955	158083041

ASSETS
Cash and balances with Reserve Bank of India	9664986	5775699	7221100
Balances with Banks and Money at Call and Short notice	1380416	2751460	1572910
Investments	37725874	29651891	38930495
Advances	105368253	88093871	104367088
Fixed Assets	466205	421257	462685
Other Assets	5019501	4810777	5528763

Total	159625235	131504955	158083041

2

The above financial results represent the consolidated financial results for HDFC Bank Limited and its subsidiaries constituting the ‘Group’. These financial results have been approved by the Board of Directors of the Bank at its meeting held on July 18, 2020. The financial results for the quarter ended June 30, 2020 have been subjected to a “Limited Review” by the statutory auditors of the Bank. The report thereon is unmodified.

3

The Group has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2020.

4

The figures for the quarter ended March 31, 2020 are the balancing figures between audited figures in respect of the financial year 2019-20 and the published year to date figures upto December 31, 2019.

5

The SARS-CoV-2 virus responsible for COVID-19 continues to spread across the globe and India. On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. On March 24, 2020, the Indian government announced a strict 21-day lockdown which was further extended until May 31, 2020 across the country to contain the spread of the virus. On May 30, 2020 the Government announced a phased reopening of certain activities outside specified containment zones, while the lockdown was extended to June 30, 2020 in such containment zones. Some of the states further extended the lockdown to July 31, 2020.

The impact of COVID-19, including changes in customer behavior and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity, which may persist even after the restrictions related to the COVID-19 outbreak are lifted. The continued slowdown in economic activity has led to a decrease in loan originations, the sale of third party products, the use of credit and debit cards by customers, the efficiency in collection efforts and waiver of certain fees. The continued slowdown may lead to a rise in the number of customer defaults and consequently an increase in provisions there against.

The extent to which the COVID-19 pandemic will continue to impact the Bank’s results will depend on future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the COVID-19 pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

In accordance with the RBI guidelines relating to COVID-19 Regulatory Package guidelines dated March 27, 2020 and April 17, 2020 the Bank has granted a moratorium of three months on the payment of all installments and / or interest, as applicable, due between March 1, 2020 and May 31, 2020 to all eligible borrowers classified as standard, even if overdue, as on February 29, 2020. In line with the additional Regulatory Package guidelines dated May 23, 2020, the Bank granted a second three-month moratorium on installments or interest, as applicable, due between June 1, 2020 and August 31, 2020. For all such accounts where the moratorium is granted, the asset classification shall remain stand still during the moratorium period (i.e. the number of days past-due shall exclude the moratorium period for the purposes of determining whether an asset is non-performing).

The Bank holds provisions as at June 30, 2020 against the potential impact of COVID-19 based on the information available at this point in time. The provisions held by the Bank are in excess of the RBI prescribed norms.

6

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/ default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.

7	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

8	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai Date : July 18, 2020	Aditya Puri Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2020

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2020, at their meeting held in Mumbai on Saturday, July 18, 2020. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2020

The Bank’s net revenues (net interest income plus other income) grew to ₹ 19,740.7 crore for the quarter ended June 30, 2020 from ₹ 18,264.5 for the quarter ended June 30, 2019.

Net interest income (interest earned less interest expended) for the quarter ended June 30, 2020 grew by 17.8% to ₹ 15,665.4 crore from ₹ 13,294.3 crore for the quarter ended June 30, 2019, driven by growth in advances of 20.9%, and a growth in deposits of 24.6%. The net interest margin for the quarter was at 4.3%.

Other income (non-interest revenue) at ₹ 4,075.3 crore was 20.6% of the net revenues for the quarter ended June 30, 2020 as against ₹ 4,970.3 crore in the corresponding quarter ended June 30, 2019. The four components of other income for the quarter ended June 30, 2020 were fees & commissions of ₹ 2,230.7 crore (₹ 3,551.6 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 436.6 crore (₹ 576.7 crore for the corresponding quarter of the previous year), gain on sale / revaluation of investments of ₹ 1,086.7 crore (gain of ₹ 212.0 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 321.3 crore (₹ 630.0 crore for the corresponding quarter of the previous year).

The continued slowdown in economic activity has led to a decrease in retail loan origination, sale of third party products, use of credit and debit cards by customers, efficiency in collection efforts and waivers of certain fees. As a result, fees/other income were lower by approximately ₹ 2,000 crore.

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Operating expenses for the quarter ended June 30, 2020 were ₹ 6,911.5 crore, a decrease of 2.9% over ₹ 7,117.3 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 35.0% as against 39.0% for the corresponding quarter ended June 30, 2019. Operating expenses were lower primarily due to lower loan origination and sales volumes.

Pre-provision Operating Profit (PPOP) at ₹ 12,829.3 crore grew by 15.1% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended June 30, 2020 were ₹ 3,891.5 crore (consisting of specific loan loss provisions of ₹ 2,739.8 crore and general provisions and other provisions of ₹ 1,151.7 crore) as against ₹ 2,613.7 crore (consisting of specific loan loss provisions of ₹ 2,248.0 crore and general provisions and other provisions of ₹ 365.7 crore) for the quarter ended June 30, 2019. Total provisions for the current quarter included contingent provisions of approximately ₹ 1,000 crore. The Core Credit Cost ratio was 1.08%, as compared to 0.77% in the quarter ending March 31, 2020 and 1.07% in the quarter ending June 30, 2019.

Profit before tax (PBT) for the quarter ended June 30, 2020 was at ₹ 8,937.8 crore. After providing ₹ 2,279.1 crore for taxation, the Bank earned a net profit of ₹ 6,658.6 crore, an increase of 19.6% over the quarter ended June 30, 2019.

Balance Sheet: As of June 30, 2020

Total balance sheet size as of June 30, 2020 was ₹ 1,545,103 crore as against ₹ 1,265,253 crore as of June 30, 2019, a growth of 22.1%.

Total deposits as of June 30, 2020 were ₹ 1,189,387 crore, an increase of 24.6% over June 30, 2019. CASA deposits grew by 26.0% with savings account deposits at ₹ 327,358 crore and current account deposits at ₹ 150,077 crore. Time deposits were at ₹ 711,952 crore, an increase of 23.7% over the previous year, resulting in CASA deposits comprising 40.1% of total deposits as of June 30, 2020. The Bank’s continued focus on deposits helped in the maintenance of a healthy liquidity coverage ratio at 140%, well above the regulatory requirement.

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Total advances as of June 30, 2020 were ₹ 1,003,299 crore, an increase of 20.9% over June 30, 2019. Domestic advances grew by 21.0% over June 30, 2019. As per regulatory [Basel 2] segment classification, domestic retail loans grew by 7.2% and domestic wholesale loans grew by 37.6%. The domestic loan mix as per Basel 2 classification between retail:wholesale was 48:52. Overseas advances constituted 3% of total advances.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 18.9% as on June 30, 2020 (16.9% as on June 30, 2019) as against a regulatory requirement of 11.075% which includes Capital Conservation Buffer of 1.875%, and an additional requirement of 0.20% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.5% as of June 30, 2020 compared to 15.6% as of June 30, 2019. Common Equity Tier 1 Capital ratio was at 16.7% as of June 30, 2020. Risk-weighted Assets were at ₹ 1,010,774 crore (as against ₹ 965,635 crore as at June 30, 2019).

NETWORK

As of June 30, 2020, the Bank’s distribution network was at 5,326 branches and 14,996 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 2,825 cities / towns as against 4,990 branches and 13,727 ATMs / CDMs across 2,764 cities / towns as of June 30, 2019. 50% of our branches are in semi-urban and rural areas. In addition, we have 6,546 business correspondents, of which 97% are manned by Common Service Centres (CSC) as against 140 outlets manned by non-CSC business correspondents as of June 30, 2019. Number of employees were at 115,822 as of June 30, 2020 (as against 104,154 as of June 30, 2019).

ASSET QUALITY

Gross non-performing assets were at 1.36% of gross advances as on June 30, 2020, (1.2% excluding NPAs in the agricultural segment) as against 1.26% as on March 31, 2020 (1.1% excluding NPAs in the agricultural segment) and 1.40% as on June 30, 2019 (1.2% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.33% of net advances as on June 30, 2020.

During the quarter, the Bank has used its analytical models to determine slippages, resulting in a more expedited recognition of NPAs, as well as accelerated corresponding specific provisions. The Bank also continues to hold provisions as on June 30, 2020 against the potential impact of COVID-19 based on the information available at this point in time and the same are in excess of the RBI prescribed norms.

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The Bank held floating provisions of ₹ 1,451 crore and contingent provisions of ₹ 4,002 crore as on June 30, 2020. Total provisions (comprising specific, floating, contingent and general provisions) were 149% of the gross non-performing loans as on June 30, 2020.

CONSOLIDATED FINANCIAL RESULTS

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP.

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on June 30, 2020, the Bank held 96.5% stake in HSL.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on June 30, 2020, the Bank held 95.3% stake in HDBFSL.

The consolidated net profit for the quarter ended June 30, 2020 was ₹ 6,927 crore, up 22.0%, over the quarter ended June 30, 2019. Consolidated advances grew by 19.6% from ₹ 880,939 crore as on June 30, 2019 to ₹ 1,053,683 crore as on June 30, 2020.

Sd/-

Srinivasan Vaidynathan

Chief Financial Officer

Note:

₹ = Indian Rupees

1 crore = 10 million

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All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

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HDFC Bank Ltd., Mumbai.

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Ajit Shetty

HDFC Bank Ltd., Mumbai.

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